July 19, 2024

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance - Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Todd Schiffman

Re:	P10, Inc.

Registration Statement on Form S-1

Filed May 29, 2024

File No. 333-279769

Ladies and Gentlemen:

On behalf of P10, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 17, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1 to the Registration Statement”).

To assist your review, we have reproduced the text of the Staff’s comments below, followed by responses on behalf of the Company.

Registration Statement on Form S-1

General

1.

We note your statement in the Explanatory Note after page 14 that you are using this registration statement to deregister unsold shares from two prior registration statements. Please provide an analysis supporting your conclusion that you are eligible to use this registration statement to deregister shares as opposed to post-effective amendments to the prior registration statements. Refer to your undertaking in both of the previous registration statements provided pursuant to Item 512(a)(3) of Regulation S-K. In addition, please relocate the Explanatory Note above the Cover Page.

In light of the Staff’s comment, contemporaneously with the filing of Amendment No. 1 to the Registration Statement, the Company has filed a separate Post-Effective Amendment to each of Registration Statement on Form S-3 (Registration No. 333-268275) and Registration Statement on Form S-3 (Registration No. 333-275667) (the “Prior Registration Statements”) to deregister all of the securities previously registered thereunder, and the prospectus contained in the Registration Statement is no longer intended to be used as a combined prospectus in connection with the Registration Statement and the Prior Registration Statements. Accordingly, the “Explanatory Note and Deregistration of Securities” section has been removed from Amendment No. 1 to the Registration Statement as it is no longer applicable.

Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

July 19, 2024

Selling Stockholders, page 6

2.

We note that you disclose on page 90 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that WTI sellers obtained 3,916,666 membership units of P10 Intermediate, which can be exchanged into 3,916,666 shares of P10 Class A common stock. However, we further note that you are registering for resale over 56 million shares of P10 Class A common stock. Please revise your disclosure to describe how, when and in what manner the selling stockholders acquired the shares being registered for resale, including the terms of any earnouts, what earnouts have been received to date and what remain to be received. Refer to Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the “Selling Stockholders” section and in Item 15 of Amendment No. 1 to the Registration Statement to describe how, when and in what manner the selling stockholders acquired the shares being registered for resale. The Company respectfully advises the Staff that none of the shares being registered in the Registration Statement were issued as earnouts, or are otherwise subject to any earnout conditions.

Plan of Distribution, page 10

3.

We note your disclosure on page 10 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

The Company confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information, including the retention by a selling stockholder of an underwriter, if applicable.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9216.

Sincerely,

/s/ Todd E. Lenson, Esq.
Todd E. Lenson

cc: Amanda Coussens (Chief Financial Officer)
Melodie Craft, Esq. (General Counsel)